UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 4, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 350, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

IN THE MATTER OF GREAT PANTHER RESOURCES LIMITED

CSA STAFF NOTICE 57-301

APPENDIX A

NOTICE OF DEFAULT

1.

Great Panther Resources Limited (the “Company”) has failed to file its audited financial statements, management’s discussion and analysis, annual certifications and annual information form (collectively, the “Required Records”) in respect of its financial year ended December 31, 2006 within the 90-day period provided for in National Instrument 51-102 Continuous Disclosure.

2.	The Company has informed the British Columbia Securities Commission that this delay is primarily a direct result of:
•	The procedures required to finalize the consolidation of its Mexican subsidiaries under Canadian GAAP, and its effect on its annual and quarterly information for 2006, the MD&A and the AIF.
•	The Company operates three Mexican subsidiaries, and their complexity increased during 2006 upon them becoming producing companies.
•	Implementing additional internal control and verification procedures.
•

Regulatory changes related to the listing of the Company’s shares on the Toronto Stock Exchange in November 2006, requiring the filing of annual financials within 90 days, as opposed to 120 days in previous years.

3.	The Company expects to file the Required Records on or before April 30, 2007.
4.

The Company understands that the securities commissions or regulators may impose an issuer cease trade order on May 31, 2007 if the Required Records have not been filed by May 31, 2007 and, further, the Company understands that an issuer cease trade order may be imposed at any time prior to May 31, 2007 if the Company fails to file the Default Status Reports required by CSA Staff Notice 57-301.

5.	The Company intends to satisfy the requirements of CSA Staff Notice 57-301 Appendix B Default Status Reports as long as it remains in default of the requirements to file the Required Records.
6.	The Company is not currently subject to insolvency proceedings.
7.	The Company believes that there is no other material information concerning the affairs of the Company that has not been generally disclosed.

DATED: April 4, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman and CFO

Date: April 11, 2007